CIRO INTERNATIONAL, INC.
                           445 Fifth Avenue, Suite 11A
                               New York, NY 10016
                                 (212) 481-1322



                                                               February 2, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549
Attn: Kenneth Lench

Re:      Ciro International, Inc.
         ------------------------
         Registration Statement on Form 10-SB
         File No. 000-28699


Dear Mr. Lench:

In accordance with regulation 230.477(c) of the Securities Act of 1933, as amended, please consider this letter as an application for the withdrawal of the captioned registration statement on Form 10-SB (the "Registration Statement") filed on behalf of Ciro International, Inc. (the "Company").

Such withdrawal will allow the Company to fully and accurately respond to the Commission's preliminary comments to the Registration Statement. The Board of Directors of the Company believes that the withdrawal of the Registration Statement and filing of a new registration statement that is responsive to the Commission's comments is consistent with the public interest and protection of investors.

We seek that the Commission consent to such withdrawal and issue the appropriate order.



Sincerely,

CIRO INTERNATIONAL, INC.

By:  /s/ Murray A. Wilson
     --------------------
     Murray A. Wilson,
     President